FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
VITRAN CORPORATION INC.
FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 29, 2003

The undersigned holder of Class A shares of VITRAN CORPORATION INC. (The “Corporation”) hereby appoints Richard E. Gaetz, the President & Chief Executive Officer, of the Corporation, or failing him, Albert Gnat, a director of the Corporation, or instead of either of the foregoing _____________________________ as proxy of the undersigned with full power of substitution to attend and vote and act for and on behalf of the undersigned at the Annual Meeting of Shareholders (the “Meeting”) to be held on Tuesday, April 29, 2003, at 4:30 in the afternoon (Toronto time) and at any adjournment thereof, and in particular to:

1.	☐ VOTE OR ☐ WITHHOLD from voting with respect to the election of directors;

2.	☐ VOTE OR ☐ WITHHOLD from voting with respect to the appointment of the auditor and to authorize the directors to fix the auditor’s remuneration;

3.	Such other business as may properly come before the Meeting or any adjournments thereof,

The undersigned hereby ratifying and confirming all the said proxy may do by virtue hereof.

DATED this ______________ day of ___________________, 2003.

Signature of Shareholder

NOTES:

1.	This proxy form must be dated and signed by the shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized in writing. If the proxy form is not dated in the space provided, it shall be deemed to be dated on the day on which it is mailed by the management of the Corporation.

2.	This proxy is solicited on behalf of the management of the corporation. A shareholder may appoint a proxyholder other than the nominees designated above to attend and act on his behalf at the meeting and such right may be exercised by inserting the name of his nominee as such proxyholder in the blank space provided above for that purpose.

3.	If no specification has been made, this proxy will be voted in favour of the election of all the nominees for director named in the Management Information Circular, in favour of the appointment of the auditors named in the Management Information Circular as auditors and to authorize the directors to fix the remuneration of the auditors.